August 22, 2005

 Meagan Caldwell
 Securities and Exchange Commission
 Mail Stop 7010
 Washington, DC 20549-0510

      RE:  Form 10-K for the fiscal year ended December 31, 2004
           Form 10-Q for the period ended March 31, 2005
           File No. 0-17385

 Dear Ms. Caldwell:

      I am writing this letter in response to your comments regarding the above listed filings. We have made amendments to our filings as requested. Please see below for explanations to each item.

   1. Where a Comment below requests additional disclosures or other revisions to be made, please show us in you supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions maybe included in your future filings.

      Response: Comment noted by Company.


   2. "Please amend your disclosure to include the information relating to your principal accountant fees and services. Please include this information in Item 14. Refer to the instructions to Form 10-KSB."

      Response: Added an Item 14 and disclosed required information pertaining to the company's accountant fees and services.


   3. "Please expand your disclosure to discuss the development of your business over the past three years. Refer to Item 101(a) of Regulation S-B."

      Response: Added relevant information regarding our business' development since 2002. See Item 1. Business for changes.


   4. "Please expand your disclosure to include the amount you have spent on research and development for the years ended December 31, 2004 and 2003. Refer to Item 101(b) of Regulation S-B."

      Response: The amount spent on research and development was a figure of minor dollars and did not merit listing. Please see Item 1. Business under Research and Development for our changes.


   5. "Please expand your disclosure to include a discussion of your critical accounting estimates. Refer to SEC Release No. 34-48960."

      Response: We disclosed the accounting of obsolete inventory, which we determine to be material for financial disclosure.


   6. "Please expand your disclosure to discuss the factors that contributed to the increase in net sales during the period, including any offsetting results these factors may have had with one another. Please include in your discussion factors such as: a.) licensing agreements entered into during the year, including new agreements entered into, terminations of agreements, changes to existing agreements; and b.) changes in product mix or volume, including changes to distribution channels. Please also quantify the impact each of these factors had on your net sales."

      Response: We added information regarding new agreements into which we entered, terminations of agreements, changes to existing agreements, and changes in product mix or volume. Please see additions under 2004 versus 2003.


   7. "You disclosed that the increase in gross profit was due to the use of obsolete pewter emblems that were previously written down to scrap value. Based on your disclosure in Note 2 regarding items melted down during the year and the 14% increase in net sales during the year, it would appear that the increase in your gross margins would have been greater. Please expand your disclosure to discuss in more detail the factors that contributed to the increase in gross profit during the period, including any offsetting results these factors may have had with one another. Please also quantify the impact each of these factors had on your gross profits."

      Response: We added a discussion explaining that the net income was offset by the 26% increase in royalty expense. Please see under 2004 versus 2003 for changes.


   8. "Please amend your disclosure to include information on your disclosure controls and procedures. Refer to Items 307 and 308 of Regulation S-B."

      Response: A statement was added to address the item 8A Controls and Procedures with reference to item 307 of Regulation S-B. Item 308 of Regulation S-B does not apply to the company since we are not an accelerated filer.


   9. "Please expand your disclosure to include information regarding your audit committee. Refer to Items 401(e) and (f) of Regulation S-B."

      Response: We have added a statement expressing that the Company does not at this time have an audit committee.


  10. "Please expand your disclosure to discuss whether you have adopted a code of ethics. If you have not, please include in your disclosure the reason why you have not done so. Refer to Item 406 of Regulation S-B."

      Response: We have stated in Item 9. Director and Executive officers of the registrant that the company has not adopted a code of ethics at this time.


  11. "Your auditor's report does not opine on the consolidated balance sheet and the related statements of consolidated operations, stockholders' equity, and cash flows for the year ended December 31, 2003. Please amend your filing to include audited financial statements for the aforementioned period. If in fact your Form 10-KSB does include audited financial statements for the above mentioned period, please obtain from your auditors a revised audit opinion, which includes this period and file an amended Form 10-KSB. Refer to Item 310(a) of Regulation S-B."

      Response:  The auditor's report has been revised to include 2003.


  12. "Please expand your disclosure to discuss how you record fees associated with the licensing agreements you enter into. In your disclosure please include the amount and the line item that these amounts are recorded in your statements of income for each of the periods presented."

      Response: Please see Note 1, under Licensing fees for changes added.


  13. "Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1." We have accounted for the lease commitment incorrectly.

      Response: We have restated the year ending December 31, 2003 and 2004, the Balance Sheet as of December 31, 2004, the three months ending March 31, 2005 and 2004 and the balance sheet as of March 31, 2005, for this error. Please see footnotes 9 and 12 for further details.


  14. "Your disclosure regarding your basis of presentation indicates that Great American Products owns 40% of Promociones GAP, which it accounts for under the equity method. Great American Products' website indicates that this joint venture was formed for the exclusive production of Great American Products. Please expand your disclosure to explain how you determined these investments would not meet the criteria for consolidation under FIN 46(R). In your discussion, please specifically address the analysis you used in concluding that you lacked any of the three characteristics of a controlling financial interest relating to these investments as discussed in paragraphs 5(a) through 5(c) of FIN 46(R). Please also include in your discussion whether or not substantially all of these activities are conducted your behalf."

      Response: We have determined we should consolidate Promociones GAP because we effectively control Promociones GAP by way of the following:
           a. We are their sole customer
           b. We fund their weekly payroll
      We have determined that FIN46R does not apply to us because we should consolidate anyway under traditional accounting rules, which requires consolidation because we effectively control Promociones GAP per the above.

  15. "You disclosed that your lease for the office and manufacturing facility in New Braunfels, TX, expires in 2010. You further disclosed that the building and leasehold improvements are depreciated over 7 to 40 years. Please tell us the accounting guidance you used in determining it was appropriate to amortize your building and leasehold improvements over 7 to 40 years, rather than the shorter of their economic lives or the lease term."

      Response:  We direct your attention to the last paragraph of Footnote
      4. The building is owned by Dyna Group's majority shareholder. He has guaranteed to extend the lease for that period of time or reimburse Great American for the unamortized cost of the improvements if the lease ever expired before that time. Therefore leasehold improvements were amortized over the shorter of their economic lives or the lease term. Most of the improvements consist of constructing additional warehouse space, which is estimated to maintain serviceability for 40 years.


  16. "The information you have certified to in your Exhibit 31 does not include the most current certification requirements. Please amend your Exhibit 31 to include the certifications required by Item 601 of Regulation S-B. See also SEC Release No. 33-8238. In doing so, please file an amended Form 10-KSB/A in its entirety and include updated certifications. Please provide a separate certification for each principle executive officer and principal financial officer. Refer to Item 601(b)(31) of Regulation S-B. Please also ensure that the signature page of the Form 10-KSB/A has currently dated signatures. Similarly, amend your interim Form 10-QSB in its entirety for the period ended March 31, 2005."

      Response: We amended certifications to include the most current certification requirements as well as providing a separate certification for each principle executive officer and principal financial officer.


  17. "Please address the comments above in your interim Forms 10-Q as well."

      Response: The comments for the 10-KSB have been applied to the 10-QSB where applicable.

  18. "Please expand your notes to your financial statements to include notes for the following: Debt, income taxes, EPS, other comprehensive income, and recent accounting standards."

      Response: We respectfully disagree with your request for additional disclosures related to the items below. Regulation 210.10-01(a)(5) allows registrants to presume that users of interim financial information have read or have access to the audited financial statements for the preceding fiscal year. It also allows disclosure that would substantially duplicate the disclosure contained in the most recent annual report, such as accounting policies and practices, details of accounts which have not changed significantly in amount or composition since the end of the most recently completed fiscal year to be omitted. Footnote 1 to the March 31, 2005 financial statements discloses our reliance on this fact and directs the reader to the December 31, 2004 10-KSB. Responses for each requested disclosure are below:

        a. Debt - there were no changes in the terms of this line of credit. The terms are disclosed in the December 31, 2004 10-KSB. Disclosure at March 31, 2005, would duplicate the December 31, 2004 disclosure and only provide information that is already apparent on the balance sheet as of March 31, 2005, and the Statement of Cash Flows for the three months ended March 31, 2005 and 2004.

        b. Income taxes - the accounting policy and details of the account are disclosed in the December 31, 2004 10-KSB. There were no changes to the components of income tax or their accounting for the period. Disclosure at March 31, 2005, would duplicate the December 31, 2004 disclosure and only provide information that is already apparent on the balance sheet as of March 31, 2005, and the Statement of Income and Statement of Cash Flows for the three months ended March 31, 2005 and 2004.

        c. EPS - the accounting policy is disclosed in the December 31, 2004 10-KSB. There were no changes to how the amount is calculated. Disclosure at March 31, 2005, would duplicate the December 31, 2004 disclosure and only provide information that is already apparent on the Statement of Income for the three months ended March 31, 2005 and 2004.

        d. Other Comprehensive Income - this amount is deemed immaterial and insignificant as of March 31, 2005.

        e. Recent Accounting Standards - the accounting policy and relevant information is disclosed in the December 31, 2004 10-KSB. There were no changes to this policy for the first quarter. Disclosure in the March 31, 2005 financial statements would be a duplicate of the December 31, 2004 disclosure.

  19. "Please expand your disclosures to include your accounting policy regarding marketable securities."

      Response: An accounting policy for marketable securities has been added. See footnote 1 to the March 31, 2005 financial statements. Additional disclosure was added as well. See footnote 4 to the March 31, 2005 financial statements.


  20. "Please expand your disclosure to discuss significant fluctuations in your assets and liabilities during the period, including, but not limited to the following: inventory, debt, and accounts payable."

      Response: We added additional disclosure discussing the fluctuations of certain assets, such as obsolete inventory, debt, and accounts payable.


  21. "You disclosed that the cost of pewter has risen from $2.70 per pound in the first quarter of fiscal 2004 and that the current price per pound is $4.40 per pound. Please expand your disclosure to discuss whether you anticipate the trend of increasing costs related to pewter to continue and how this may affect your results of operations and liquidity."

   Response:  Please see under Results of Operations for changes.

 Regards,

 /s/ Sandra Tristan
 Sandra Tristan, CFO
 Dyna Group International